===========================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                   FORM 11-K
                                _______________


/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal Year Ended December 31, 1996

                                      OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                to


Commission file number 33-


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Cox Communications, Inc.
                         Employee Stock Purchase Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                           Cox Communications, Inc.
                             1400 Lake Hearn Drive
                            Atlanta, Georgia 30319

===========================================================================

ITEMS 1 AND 2

FINANCIAL STATEMENTS

                                                                   Page Number
                                                                  In This Report
                                                                  --------------
Independent Auditors' Report                                               4

Statements of Net Assets Available for Benefits
  December 31, 1996 and December 31, 1995                                  5

Statements of Changes in Net Assets for the year ended
  December 31, 1996 and for the period from August 1, 1995
  to December 31, 1995                                                     6

Notes to Financial Statements                                              7

EXHIBIT

  Consent of Deloitte & Touche LLP                                         9

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this Annual Report to be signed on behalf of the plan by the undersigned hereunto duly authorized.


                                 COX COMMUNICATIONS, INC.
                                 EMPLOYEE STOCK PURCHASE PLAN


                                 By: /s/ Andrew A. Merdek  Date: 3/26/97
                                     ---------------------       -----------
                                         Andrew A. Merdek

                                       COX COMMUNICATIONS, INC.
                                           Corporate Secretary

INDEPENDENT AUDITORS' REPORT



Sponsor and Participants
Cox Communications, Inc.
Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the year ended December 31, 1996 and the period from August 1, 1995 (inception) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 and the period from August 1, 1995 (inception) to December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
------------------------------
    Deloitte & Touche LLP



Altanta, Georgia
March 7, 1997

                           COX COMMUNICATIONS, INC.
                         EMPLOYEE STOCK PURCHASE PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995

                                                    1996        1995
ASSET:
RECEIVABLE FROM PLAN SPONSOR                     $5,859,094  $2,011,363


LIABILITY:
DISTRIBUTION DUE TO PLAN PARTICIPANTS             5,859,094   2,011,363


NET ASSETS                                       $     -     $     -
                                                 ==========  ==========

SEE NOTES TO FINANCIAL STATEMENTS

                           COX COMMUNICATIONS, INC.
                         EMPLOYEE STOCK PURCHASE PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
----------------------------------------------------------------------------


                                                                       PERIOD FROM
                                                                         AUGUST
                                                  YEAR ENDED            1, 1995
                                                   DECEMBER          (INCEPTION) TO
                                                   31, 1996        DECEMBER 31, 1995


ADDITIONS TO NET ASSETS
ATTRIBUTED TO:

EMPLOYEE CONTRIBUTIONS                          $4,401,703          $2,039,712

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:

WITHDRAWALS FROM PLAN                             553,972               28,349
DISTRIBUTIONS DUE TO ACTIVE PLAN PARTICIPANTS   3,847,731            2,011,363
                                                ---------          -----------
CHANGE IN NET ASSETS                                    -                   -

NET ASSETS:
   Beginning of period                                  -                   -
                                                ---------          -----------
   End of period                                $       -          $        -
                                                =========          ===========


See notes to financial statements.

COX COMMUNICATIONS, INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND 1995 AND
FOR THE YEAR ENDED DECEMBER 31, 1996 AND
THE PERIOD FROM AUGUST 1, 1995 (INCEPTION) TO DECEMBER 31, 1995
----------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

   The Cox Communications, Inc. Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

   General - The Plan was adopted by Cox Communications, Inc. (the "Plan Sponsor") during 1995 to allow eligible employees to purchase Plan Sponsor stock (up to 750,000 shares in the aggregate) at a discounted price. Eligible employees are employees who work 20 hours or more per week with at least six months of service as of June 1, 1995. The purchase price was determined as 90% of the average price of the Plan Sponsor stock on June 1, 1995, which equals $14.57. Employees subscribed to a certain number of shares which are converted to a dollar equivalent and withheld from employees' paychecks from August 1, 1995 to August 31, 1997. Unless an employee has previously withdrawn from the Plan, shares will be purchased on August 31, 1997 based on contributions to date. Employee payroll deductions under the Plan are included with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

   Contributions - Contributions to the Plan are made by the participants based on the amount of participant elections. Contributions to the Plan are commingled with the general assets of the Plan Sponsor. Participants' contributions are limited to $12,500 during the purchase period from August 1, 1995 to August 31, 1997. Contributions are made through automatic payroll deductions.

   Distributions - Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

   Administrative Expenses - The Compensation Committee of the Board of Directors administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

   Vesting and Termination - At all times, each Plan participant has a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks.

   The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at August 31, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals. These payroll deductions are included with the general funds of the Plan Sponsor.

3. INCOME TAXES

 It is intended that the right to purchase shares of common stock under the Plan shall constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

 An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's pay do not reduce the amount of his or her income for tax purposes.